EX99_1

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 1st, 2023 - Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), Resolution 44 of August 23, 2021, and CVM Resolution 80 of March 29, 2022, as amended, hereby informs its shareholders, investors and the market that:

(i) the Company maintains its capital expenditure (Capex) estimate for fiscal year 2023 at R$18.5 billion, as disclosed in the Material Fact notice of December 1, 2022.

(ii) the Board of Directors of the Company, at a meeting held yesterday, approved the Capex estimate for fiscal year 2024 at R$14.6 billion, as detailed below.

Capex (R$ billion)	2023	2024
Maintenance	6.4	7.7
Expansion, Modernization and Other	0.8	0.9
Land and Forests	2.4	1.4
Subtotal	9.6	10.0
Cerrado Project	8.9	4.6
Total	18.5	14.6

The item “Expansion, Modernization and Other” includes disbursements planned for 2024 in projects announced in the Material Fact notice disclosed on October 26, 2023. Note that the amounts in the table above do not consider the effect of monetization of VAT (ICMS) credits in the state of Espírito Santo, whose amount estimated for 2024 is approximately R$140 million.

The reduction in total Capex estimated for 2024 compared to 2023 is mainly due to lower disbursements in the Cerrado Project. Also note that the estimated total Capex for full execution of the Cerrado Project remains at R$22.2 billion, such that a residual disbursement of R$0.5 billion is expected for 2025.

The increase in Maintenance Capex in 2024 compared to 2023 is mainly due to the operational startup of the Ribas do Rio Pardo unit (current Cerrado Project), as well as higher forestry spending related to leases, highway maintenance and silviculture, which reflects the increase in Company’s planted area, in line with its forest strategy announced to the market.

On the other hand, the reduction in Land and Forest capex is explained by the absence of payments for the acquisition of Parkia, which happened in 2023 (per Material Fact notice of December 1st, 2022), and includes fresh timely investments in line with Suzano’s strategy of expanding its forest base in the pursuit of greater competitiveness and/or more options for long-term business growth.

These estimates will be included in item 3 of the Company’s Reference Form and published on the CVM website (http://www.cvm.gov.br/) and the Company’s Investor Relations website (http://ri.suzano.com.br) within the legal deadline.

By disclosing the information contained in this Material Fact notice, the Company reiterates its commitment to transparency towards its shareholders, investors and the market, and will keep them adequately informed of any subsequent decision that results in significant change in the Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates," "believes," "expects," "foresees," "intends," "plans," "projects," "aims," "should" and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company.  Information about business prospects, projections and financial targets merely represents forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, December 1st, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer